UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

DS HEALTHCARE GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

23336Q109
(CUSIP Number)
Fernando Tamez Gutierrez
1451 Brickell Avenue Unit 2701 Miami, FL 33131 (786) 856-8377
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1 NAME OF REPORTING PERSONS Fernando Tamez Gutierrez
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (see instructions) OO, PF
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Mexico and Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,389,165
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 3,389,165
10 SHARED DISPOSITIVE POWER None
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,389,165
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.82%
14 TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 23336Q109

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This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates the Schedule 13D filed on January 9, 2018, as amended by Amendment No. 1, filed on December 29, 2017 and Amendment No. 2, filed on April 5, 2018 by the Reporting Person (as amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

This Amendment No. 3 replaces the address of the Reporting Person in the Schedule 13D to 1451 Brickell Avenue, Unit 2701, Miami, FL 33131.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment No. 3 amends Item 3 of the Schedule 13D with the following:

The source and amount of funds to be used in connection with acquiring all outstanding Shares, other than the Shares currently owned by the Reporting Person, as discussed below in Item 4, will be provided by a newly formed purchaser entity, Medilogistics Corp., a wholly-owned subsidiary of Medilogistics LLC, jointly owned by the Reporting Person and Miguel Gomez Mont. The Reporting Person will contribute his Shares to the entity and Mr. Gomez Mont will contribute an amount to purchase all outstanding Shares, other than the Shares currently owned by the Reporting Person, plus expenses, in the planned tender offer. Mr. Gomez Mont does not own any Shares.

Item 4. Purpose of Transaction

This Amendment No. 3 replaces Item 4 of the Schedule 13D in its entirety with the following:

The Reporting Person intends to acquire all outstanding Shares, other than the Shares currently owned by the Reporting Person, through a tender offer that the Reporting Person intends to launch through Medilogistics Corp., to be followed by a second-step merger.  It is anticipated that such acquisition, if and when consummated, would involve one or more of the following: (1) the acquisition of additional Shares or other equity securities of the Issuer by the Reporting Person, resulting in a change of control; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (3) a change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (4) a material change in the present capitalization or dividend policy of the Issuer; (5) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (6) causing the Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended; or (7) actions similar to any of those enumerated above. This Amendment No. 3 is not an offer to purchase or a solicitation of an offer to sell any Shares. Any solicitation or offer will only be made through separate materials filed with the U.S. Securities and Exchange Commission. The Reporting Person undertakes no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

On January 24, 2018, the Reporting Person sent a demand letter to the Issuer demanding payment of amounts due under the Performance Agreement and the June 30, 2017 employment agreement between the Reporting Person and the Issuer (the “Employment Agreement”) and the shares of DS Mexico due under the Addendum as follows:  (1) $50,000 in Shares for each of the past five years, for an aggregate amount of 2,650,202 Shares under the Performance Agreement; (2) an aggregate of $355,381.44 for the Profit Participation due over the past five years under the Performance Agreement; (3) $500,000 as a Change of Control payment under the Performance Agreement in connection with the change of a majority of the board members of DS Mexico on August 5, 2017; (4) shares representing the 48% stake in DS Mexico pursuant to the Addendum; and (5) $29,166.66 unpaid salary under the Employment Agreement. The Issuer issued to the Reporting Person the following Performance Shares.

•

122,600 Performance Shares on February 16, 2018, in connection with the Reporting Person’s service from 2013 to 2016.

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•

625,000 Performance Shares on March 26, 2018, in connection with the Reporting Person’s service in 2017.

The Reporting Person intends to continue to review his investment in the Issuer, its performance and market conditions periodically and consider possible strategies for enhancing value and take such actions with respect to his investment as he deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, communication with members of management, the board of directors or other shareholders of or lenders to the Issuer and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters, including, but not limited to, potential refinancings, recapitalizations, reorganizations, mergers, acquisitions, divestitures, a sale of the Issuer or other corporate transactions, or otherwise working with management and the board of the directors of the Issuer. In addition, the Reporting Person may also determine to dispose of the Shares (which may include, but is not limited to, transferring some or all of such securities to his affiliates), in whole or in part, at any time and from time to time, subject to applicable laws, in each case, in open market or private transactions, block sales or otherwise. Any such decision would be based on the Reporting Person’s assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Shares, the condition of the securities markets, general economic and industry conditions, tax considerations and other opportunities available to the Reporting Person.

This Amendment No. 3 is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding Shares described in this Amendment No. 3 has not yet commenced. At the time the planned offer is commenced, the Reporting Person (and any affiliated entities) will file a tender offer statement on Schedule TO with the SEC.  The Issuer is required to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. Those materials will be made available to the Company’s security holders for free. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)

& (b)

The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 3,389,165 Shares, representing approximately 11.82% of the Issuer’s outstanding Shares (based upon 28,684,930 Shares outstanding, which is equal to the 26,037,330 Shares outstanding as of August 14, 2017, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the Securities and Exchange Commission on August 13, 2017, plus the 1,900,000 Shares issued to the Reporting Person on November 15, 2017, the 122,600 Performance Shares issued to the Reporting Person on February 16, 2018 and the 625,000 Performance Shares issued to the Reporting Person on March 26, 2018).

(c)

Except as described in this Amendment No. 3, or the Schedule 13D, there were no other transactions with respect to Shares effected during the past 60 days by the Reporting Person.

(d)

To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fernando Tamez Gutierrez

Dated: April 24, 2018	By:	/s/ Fernando Tamez Gutierrez
	Name:	Fernando Tamez Gutierrez